SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                          WHITMAN EDUCATION GROUP, INC.
                          -----------------------------
                                (Name of Issuer)

                           Common Stock, no par value
                           --------------------------
                         (Title of Class of Securities)

                                   966524-10-0
                                   -----------
                                 (Cusip Number)

       Richard C. Pfenniger, Jr., 4400 Biscayne Boulevard, Miami, FL 33137
                                 (305) 575-6510
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 25,2001
                                ----------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                        (Continued on following page(s))

-------------------------------                  -------------------------------
 CUSIP No. 966524-10-0                13D         Page 2
-------------------------------                  -------------------------------

--------- ----------------------------------------------------------------------
 1         NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           PHILLIP FROST, M.D.

--------- ----------------------------------------------------------------------
 2         Check the appropriate Box if a Member of a Group     (a)      [x]
                                                                (b)      [ ]

--------- ----------------------------------------------------------------------
 3         SEC USE ONLY

--------- ----------------------------------------------------------------------
 4         SOURCE OF FUNDS*

           PF
--------- ----------------------------------------------------------------------
 5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)     [ ]

--------- ----------------------------------------------------------------------
 6         CITIZENSHIP OR PLACE OF ORGANIZATION

           USA
------------------------- ------- ----------------------------------------------
 NUMBER OF                 7       SOLE VOTING POWER
 SHARES                                     0
 BENEFICIALLY             ------- ----------------------------------------------
 OWNED BY                  8       SHARED VOTING POWER
 EACH                                       4,254,028
 REPORTING                ------- ----------------------------------------------
 PERSON WITH               9       SOLE DISPOSITIVE POWER
                                           0
                          ------- ----------------------------------------------
                           10      SHARED DISPOSITIVE POWER
                                           4,254,028
--------- ----------------------------------------------------------------------
 11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           4,254,028
--------- ----------------------------------------------------------------------
 12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*     [ ]

--------- ----------------------------------------------------------------------
 13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           30.8%
--------- ----------------------------------------------------------------------
 14        TYPE OF REPORTING PERSON

           IN
--------- ----------------------------------------------------------------------

-------------------------------                  -------------------------------
 CUSIP No. 966524-10-0                13D         Page 3
-------------------------------                  -------------------------------

--------- ----------------------------------------------------------------------
 1         NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           FROST-NEVADA, LIMITED PARTNERSHIP

           IRS I.D. #59-2749083
--------- ----------------------------------------------------------------------
 2         Check the appropriate Box if a Member of a Group     (a)      [x]
                                                                (b)      [ ]

--------- ----------------------------------------------------------------------
 3         SEC USE ONLY

--------- ----------------------------------------------------------------------
 4         SOURCE OF FUNDS*

           WC
--------- ----------------------------------------------------------------------
 5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)     [ ]

--------- ----------------------------------------------------------------------
 6         CITIZENSHIP OR PLACE OF ORGANIZATION

           NEVADA
------------------------- ------- ----------------------------------------------
 NUMBER OF                 7       SOLE VOTING POWER
 SHARES                                     0
 BENEFICIALLY             ------- ----------------------------------------------
 OWNED BY                  8       SHARED VOTING POWER
 EACH                                       4,254,028
 REPORTING                ------- ----------------------------------------------
 PERSON WITH               9       SOLE DISPOSITIVE POWER
                                           0
                          ------- ----------------------------------------------
                           10      SHARED DISPOSITIVE POWER
                                           4,254,028
--------- ----------------------------------------------------------------------
 11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           4,254,028
--------- ----------------------------------------------------------------------
 12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*     [ ]

--------- ----------------------------------------------------------------------
 13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           30.8%
--------- ----------------------------------------------------------------------
 14        TYPE OF REPORTING PERSON

           PN
--------- ----------------------------------------------------------------------

-------------------------------                  -------------------------------
 CUSIP No. 966524-10-0                13D         Page 4
-------------------------------                  -------------------------------

--------- ----------------------------------------------------------------------
 1         NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           FROST-NEVADA CORPORATION

           IRS I.D. #59-274-9057
--------- ----------------------------------------------------------------------
 2         Check the appropriate Box if a Member of a Group     (a)      [x]
                                                                (b)      [ ]

--------- ----------------------------------------------------------------------
 3         SEC USE ONLY

--------- ----------------------------------------------------------------------
 4         SOURCE OF FUNDS*

           OO
--------- ----------------------------------------------------------------------
 5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)     [ ]

--------- ----------------------------------------------------------------------
 6         CITIZENSHIP OR PLACE OF ORGANIZATION

           NEVADA
------------------------- ------- ----------------------------------------------
 NUMBER OF                 7       SOLE VOTING POWER
 SHARES                                     0
 BENEFICIALLY             ------- ----------------------------------------------
 OWNED BY                  8       SHARED VOTING POWER
 EACH                                       4,254,028
 REPORTING                ------- ----------------------------------------------
 PERSON WITH               9       SOLE DISPOSITIVE POWER
                                           0
                          ------- ----------------------------------------------
                           10      SHARED DISPOSITIVE POWER
                                           4,254,028
--------- ----------------------------------------------------------------------
 11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           4,254,028
--------- ----------------------------------------------------------------------
 12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*     [ ]

--------- ----------------------------------------------------------------------
 13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           30.8%
--------- ----------------------------------------------------------------------
 14        TYPE OF REPORTING PERSON

           CO
--------- ----------------------------------------------------------------------

Item 1.  Security and Issuer.

         This is Amendment No. 4 to the Schedule 13D previously filed by Phillip Frost, M.D., Frost-Nevada, Limited Partnership (the "Partnership"), and Frost-Nevada Corporation (collectively, the "Reporting Persons"), with respect to Common Stock, no par value (the "Shares") of Whitman Education Group, Inc. (the "Issuer"). The principal executive officers of the Issuer are located at 4400 Biscayne Boulevard, Miami, Florida, 33137-3227. Information regarding each of the Reporting Persons is set forth below.

Item 2.  Identity and Background.

         Item 2 is amended and restated in its entirety as follows:

         Dr. Frost's present principal occupation is as Chairman of the Board of Directors and Chief Executive Officer of IVAX Corporation, a Florida corporation, which through its subsidiaries is engaged primarily in the research, development, manufacturing, marketing and distribution of health care products. Dr. Frost's principal business address is 4400 Biscayne Boulevard, Miami, Florida 33137.

         The Partnership is a limited partnership organized and existing under the laws of the State of Nevada with its principal office and business address located at 3500 Lakeside Court, Suite 200, Reno, Nevada 89509. The principal business of the Partnership is the investment in marketable securities, precious metals and commodities and real estate located in Nevada. Frost-Nevada Corporation is the sole general partner, and Dr. Frost is the sole limited partner, of the Partnership.

         Frost-Nevada Corporation is a corporation organized and existing under the laws of the State of Nevada with its principal office and business address located at 3500 Lakeside Court, Suite 200, Reno, Nevada 89509. The principal business of Frost-Nevada Corporation is acting as the general partner of the Partnership. Dr. Frost is the sole shareholder of Frost-Nevada Corporation. David H. Moskowitz is the sole director and officer of Frost-Nevada Corporation. David H. Moskowitz' present principal occupation is as an attorney with the law firm of David H. Moskowitz & Associates. Mr. Moskowitz' principal business address is 1890 Rose Cottage Lane, Malvern, Pennsylvania 19355.

         To the best knowledge of each of the Reporting Persons, neither such Reporting Person nor Mr. Moskowitz has been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors), or was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was subject to a judgment, decree or final order enjoining future violations of, or prohibiting activity subject to, federal of state securities laws or finding any violation with respect to such laws during the last five years. Each of Dr. Frost and Mr. Moskowitz is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 is amended and supplemented as follows:

         The aggregate purchase price of Shares of the Issuer purchased by the Reporting Persons reported in this Amendment No. 4, including the payment of commissions, was $2,597,301.50. The Reporting Persons utilized personal funds or working capital in making these purchases and no portion of the consideration used by the Reporting Persons in making such purchases was borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Shares.

Item 5.  Interest in Securities of the Issuer.

         Item 5 is amended in its entirety and restated as follows:

                                    Amount of Shares               Percentage
         Name                       Beneficially Owned             Class*
         ----                       ------------------             ------

Phillip Frost, M.D.                 4,254,028**                    30.8%

Frost-Nevada Corporation            4,254,028**                    30.8%

Frost-Nevada, Limited               4,254,028**                    30.8%
Partnership

----------------------------
* Based on 13,468,626 Shares outstanding on February 5, 2001, as reported in the Issuer's Quarterly Report on Form 10-Q for its fiscal quarter ended December 31, 2000, and assumes the exercise by Dr. Frost of options to purchase 325,000 Shares.

** These Shares are owned of record by one or more of the Reporting Persons. As the sole limited partner of the Partnership and the sole shareholder of Frost-Nevada Corporation, the general partner of the Partnership, Dr. Frost may be deemed a beneficial owner of the Shares. Record ownership of the Shares may be transferred from time to time among any or all of the Reporting Persons. Accordingly, solely for purposes of reporting beneficial ownership of the Shares pursuant to section 13(d) under the Securities Exchange Act of 1934, as amended, each Reporting Person will be deemed to be the beneficial owner of Shares held by any other Reporting Person.

         The Partnership shares the power to vote or dispose of the Shares beneficially owned by it with Frost-Nevada Corporation and Dr. Frost. Frost-Nevada Corporation, in its capacity as the general partner of the Partnership, has the power to vote or direct the vote of these Shares or to dispose or direct the disposition of these Shares for the Partnership. Frost-Nevada Corporation will be deemed the beneficial owner of the Shares owned by the Partnership by virtue of this relationship to the Partnership. Dr. Frost, in his capacity as the sole shareholder of Frost-Nevada Corporation, the general partner of the Partnership, will be deemed the beneficial owner of all Shares owned by the Partnership by virtue of his power to vote or direct the vote of the Shares or to dispose or direct the disposition of the Shares owned by the Partnership.

         None of the Reporting Persons has engaged in any transaction involving Shares of the Issuer during the past sixty (60) days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Item 6 is amended and supplemented as follows:

         Except as described herein, none of the Reporting Persons is a party to any contract, arrangement, understanding of relationship with any person with respect to any Shares.

         Unless otherwise indicated, all of the Share information and exercise prices for warrants and options to acquire Shares in this Item 6 have been adjusted to reflect a 2-for-1 stock split effected by the Issuer on May 14, 1996.

         On January 26, 2000 warrants to purchase 350,000 of these Shares which the Issuer granted to the Partnership on January 27, 1995 expired.

         On February 25, 2001 warrants to purchase 1,300,000 Shares which the Issuer granted to Dr. Frost on February 26, 1996 in exchange for the guaranty of a loan expired.

         On March 28, 2001 Dr. Frost exercised (i) options to purchase 50,000 Shares at a price of $2.44 per Share which the Issuer granted to Dr. Frost on October 21, 1994 and (ii) options to purchase 50,000 Shares at a price of $3.75 per share which the Issuer granted to Dr. Frost on November 20, 1992.

         On October 20, 1997, the Issuer granted Dr. Frost options to purchase 37,500 and 2,500 Shares at $5.75 per Share which expire on October 19, 2007. On August 28, 1998, the Issuer granted Dr. Frost options to purchase 37,500 and 2,500 Shares at $4.9375 per Share which expire on August 27, 2008. On August 6, 1999, the Issuer granted Dr. Frost options to purchase 37,500 and 2,500 Shares at $3.125 per Share which expire on August 5, 2009. On August 14, 2000, the Issuer granted Dr. Frost options to purchase 37,500 and 10,000 Shares at $2.31 per Share which expire on August 13, 2010. On February 2, 2001, the Issuer granted Dr. Frost options to purchase 20,000 Shares at $2.75 per Share which expire on February 1, 2011. All of the above mentioned options are subject to the terms and conditions of the Issuer's 1996 Stock Option Plan and the terms of Nonqualified Option Agreements ("Option Agreements") between the Issuer and Dr. Frost.

         On March 15, 2000, Dr. Frost sold put options to purchase 100,000 Shares at $4.40 per Share. These options were assigned on March 15, 2000.

         The descriptions of the Option Agreements contained herein are not intended to be complete and are qualified in their entirety by reference to the Form of Option Agreement and terms of each option granted which are attached hereto and incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

                1.       Joint Filing Agreement.
                2.1 Form of Nonqualified Stock Option Agreement between Whitman Education Group, Inc. and Phillip Frost, M.D.
                2.2 Summary of Terms of Nonqualified Stock Option Grants to Phillip Frost, M.D.

                                   SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.


                                            /s/ Phillip Frost, M.D.
                                            ------------------------------------
Date: April 6, 2001                         Phillip Frost, M.D.


                                            FROST-NEVADA, LIMITED
                                            PARTNERSHIP


                                            /s/ David H. Moskowitz
                                            ------------------------------------
Date: April 6, 2001                         David H. Moskowitz
                                            President of Frost-Nevada
                                            Corporation, General Partner.


                                            FROST-NEVADA CORPORATION


                                            /s/ David H. Moskowitz
                                            ------------------------------------
Date: April 6, 2001                         David H. Moskowitz
                                            President of Frost-Nevada
                                            Corporation, General Partner.

                                  EXHIBIT INDEX
                                  -------------


EXHIBIT NO.        DESCRIPTION
-----------        -----------

    1.             Joint Filing Agreement.

    2.1 Form of Nonqualified Stock Option Agreement between Whitman Education Group, Inc. and Phillip Frost, M.D.

    2.2 Summary of Terms of Nonqualified Stock Option Grants to Phillip Frost, M.D.